Exhibit 4

METHANEX CORPORATION
Supplemental Information, Page 1
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

Methanex Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements as at and for the years ended December 31, 2004 and 2003 are as follows:

Condensed Consolidated Balance Sheets

As at December 31	2004			2003
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Assets
Current assets (1)	$661,900	$5,058	$666,958	$650,315	$31,756	$682,071
Property, plant and equipment (2)	1,366,787	40,134	1,406,921	1,320,227	42,045	1,362,272
Other assets (1)	96,194	—	96,194	111,258	3,440	$114,698

	$2,124,881	$45,192	$2,170,073	$2,081,800	$77,241	$2,159,041

Liabilities and Shareholders’ Equity
Current liabilities (1)	$499,061	$4,895	$503,956	$211,446	$3,937	$215,383
Long-term debt	350,868	—	350,868	756,185	—	756,185
Other long-term liabilities	60,170	—	60,170	67,420	4,702	72,122
Future income taxes (5)	265,538	14,142	279,680	261,218	14,926	276,144
Shareholders’ equity:
Capital stock (2)(3)	523,255	405,814	929,069	499,258	396,347	895,605
Additional paid-in capital (3)	—	3,750	3,750	—	8,574	8,574
Contributed surplus (3)	3,454	(3,454)	—	7,234	(7,234)	—
Retained earnings (deficit)	422,535	(379,813)	42,722	279,039	(373,309)	(94,270)
Accumulated other comprehensive income (loss) (1)	—	(142)	(142)	—	29,298	29,298

	949,244	26,155	975,399	785,531	53,676	839,207

	$2,124,881	$45,192	$2,170,073	$2,081,800	$77,241	$2,159,041

METHANEX CORPORATION
Supplemental Information, Page 2
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

Condensed Consolidated Statements of Income and Retained Earnings

For the years ended December 31	2004			2003
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Revenue	$1,719,484	$—	$1,719,484	$1,419,546	$—	$1,419,546
Cost of sales and operating expenses (1)(3)	1,285,097	5,377	1,290,474	1,033,070	(5,539)	1,027,531
Depreciation and amortization (2)	78,701	1,911	80,612	96,078	12,364	108,442

Operating income before undernoted items	355,686	(7,288)	348,398	290,398	(6,825)	283,573
Interest expense	(30,641)	—	(30,641)	(38,815)	—	(38,815)
Interest and other income	6,627	—	6,627	13,843	—	13,843
Asset restructuring charges (2)	—	—	—	(139,352)	(31,187)	(170,539)
Write-off of Australia project development costs	—	—	—	(39,833)	—	(39,833)

Income before income taxes and cumulative effect of change in accounting policy	331,672	(7,288)	324,384	86,241	(38,012)	48,229
Income tax expense (5)	(95,228)	784	(94,444)	(84,825)	830	(83,995)

Net income (loss) before undernoted item	236,444	(6,504)	229,940	1,416	(37,182)	(35,766)
Cumulative effect of change in accounting policy (6)	—	—	—	—	4,259	4,259

Net income (loss)	236,444	(6,504)	229,940	1,416	(32,923)	(31,507)
Retained earnings, beginning of year	279,039	(373,309)	(94,270)	387,683	(340,386)	47,297
Excess of purchase price over assigned value of common shares	(59,545)	—	(59,545)	(51,523)	—	(51,523)
Dividend payments	(33,403)	—	(33,403)	(58,537)	—	(58,537)

Retained earnings (deficit), end of year	$422,535	$(379,813)	$42,722	$279,039	$(373,309)	$(94,270)

Per share information:
Basic net income (loss) per share before cumulative effect of change in accounting policy	$1.95	$(0.06)	$1.89	$0.01	$(0.30)	$(0.29)
Diluted net income (loss) per share before cumulative effect of change in accounting policy	$1.92	$(0.05)	$1.87	$0.01	$(0.30)	$(0.29)
Basic net income (loss) per share	$1.95	$(0.06)	$1.89	$0.01	$(0.27)	$(0.26)
Diluted net income (loss) per share	$1.92	$(0.05)	$1.87	$0.01	$(0.27)	$(0.26)

METHANEX CORPORATION
Supplemental Information, Page 3
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

Statements of Comprehensive Income (Loss)

For the years ended December 31	2004	2003
	U.S.	U.S.
	GAAP	GAAP

Net income (loss)	$229,940	$(31,507)
Other comprehensive income (loss), net of income tax:
Change in fair value of cash flow hedging instruments (1)	(29,440)	20,963

Comprehensive income (loss)	$200,500	$(10,544)

Statements of Accumulated Other Comprehensive Income (Loss)

As at December 31	2004	2003
	U.S.	U.S.
	GAAP	GAAP

Accumulated other comprehensive income, beginning of year	$29,298	$8,335
Other comprehensive income (loss)	(29,440)	20,963

Accumulated other comprehensive income (loss), end of year	$(142)	$29,298

1.	Derivative instruments and hedging activities:

Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair value unless the derivative instrument does not qualify for hedge accounting under Canadian Accounting Guideline 13, Hedging Relationships. Non-qualifying derivatives are adjusted to fair value through earnings each period.

Under U.S. GAAP, all derivative instruments are recognized on the consolidated balance sheet at their fair value. Derivatives that are not designated as hedges or do not qualify as hedges must be adjusted to fair value through earnings each period. For derivatives that are designated and qualify as hedges, depending on the nature of the hedge, the adjustment to fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedges, the Company documents the hedging strategy, including the hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is measured both at inception and on an ongoing basis during the term of the hedge. The change in the fair value of a derivative instrument relating to ineffectiveness in the hedging relationship is immediately recorded through earnings.

For the year ended December 31, 2004, an adjustment to increase income before income taxes of $3.0 million (2003 — $8.3 million) has been recorded.

METHANEX CORPORATION
Supplemental Information, Page 4
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

2.	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For U.S. GAAP purposes, property, plant and equipment at December 31, 2004 has been increased by $40.1 million (2003 — $42.0 million) to reflect the business combination as a purchase. Depreciation expense for the year ended December 31, 2004 for U.S. GAAP purposes has been increased by $1.9 million (2003 — $12.4 million).

During the year ended December 31, 2003, the Company recorded an asset restructuring charge to write down property, plant and equipment and related assets in New Zealand. For U.S. GAAP purposes, the asset restructuring charge for 2003 was increased by $31.2 million due to the higher carrying value for the New Zealand assets under U.S. GAAP prior to the write-down.

3.	Stock-based compensation:

Effective January 1, 2004, the Company retroactively adopted, with restatement of prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants related to the accounting for stock-based compensation related to stock options for grants on or after January 1, 2002.

Under Canadian GAAP, the cost of the service received as consideration for stock options granted by the Company is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the service period with a corresponding increase in contributed surplus. Consideration received on the exercise of stock options, together with the compensation expense previously recorded as contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.

For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards (FAS) No. 123 “Accounting for Stock Based Compensation” to continue to apply the provisions of Accounting Principles Board Opinion 25 to its accounting for stock options granted to employees. Under APB 25, compensation is measured based on the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for the excess on the measurement date of the market price of the stock over the exercise price of the stock option. Compensation expense is recognized ratably over the vesting period. The measurement date is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. If the measurement date is later than the date of grant then the plan is termed a variable plan.

For U.S. GAAP purposes the following adjustments have been made:

a)	Incentive stock options — The Company grants incentive stock options which have exercise prices based on the market price at the date of grant and under the intrinsic value method followed for U.S. GAAP purposes, no stock compensation expense is required to be recorded. As the Company uses a fair value method for Canadian GAAP, the Company recorded an adjustment for U.S. GAAP purposes for the year ended December 31, 2004 to increase income before taxes by $1.7 million (2003 — $3.8 million) with no net impact on shareholders’ equity. This adjustment represents the difference between the fair value method and the intrinsic value method for accounting for stock options.

METHANEX CORPORATION
Supplemental Information, Page 5
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

3.	Stock-based compensation (continued):

b)	Variable plan options — The Company granted 946,000 stock options in 2001 that are accounted for under U.S. GAAP as variable plan options because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. The grant date for these options was before the effective implementation date for fair value accounting related to stock options for Canadian GAAP purposes. Accordingly, under Canadian GAAP, no compensation expense has been recognized related to these options.

For U.S. GAAP purposes, the final measurement date for these options is the earlier of the exercise date, the forfeiture date and the expiry date. Prior to the final measurement date, compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock options at each reporting date. Compensation expense is recognized ratably over the vesting period. During the year ended December 31, 2004, the Company recorded $1.1 million (2003 — $0.6 million) in compensation expense for U.S. GAAP purposes related to these variable plan options.

c)	Performance stock options — The Company granted performance stock options in 1999 with graded vesting based on the Company’s common shares trading at or above CAD $10, CAD $15 and CAD $20 subsequent to the date of grant.

For Canadian GAAP purposes, the grant date for these performance stock options was before the effective implementation date for fair value accounting related to stock options. Accordingly, under Canadian GAAP, no compensation expense has been recognized related to these options.

For U.S. GAAP purposes, the measurement dates were not known until the target share price criteria were achieved during 2002, 2003 and 2004. Accordingly, prior to the measurement dates, no compensation expense was recorded for the non-vested performance stock options. During the year ended December 31, 2004, 665,000 (2003 – 761,000) performance stock options vested and became exercisable. For U.S. GAAP purposes, compensation expense related to the performance stock options for the year ended December 31, 2004 has been increased by $9.0 million (2003 — $5.9 million).

4.	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. Details of the Company’s interest in the Atlas joint venture is provided in note 5 to the Company’s consolidated financial statements for the year ended December 31, 2004.

5.	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to differences between Canadian GAAP and U.S. GAAP.

6.	Change in accounting policy:

For Canadian GAAP purposes, the cumulative effect of adopting the new accounting recommendations related to asset retirement obligations as at January 1, 2003 is reflected in opening retained earnings. For U.S. GAAP purposes, the cumulative effect of adopting the U.S. equivalent of the asset retirement obligation recommendations is reflected in net income in the period of adoption. For U.S. GAAP purposes, net income for the year ended December 31, 2003 was increased by $4.3 million.

METHANEX CORPORATION
Supplemental Information, Page 6
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

7.	Impact of recently issued U.S. accounting pronouncements:

a)	Financial Interpretation No. 46 (FIN 46R), “Consideration of Variable Interest Entities”, which addresses the requirements to consolidate related entities if a company is determined to be the primary beneficiary as a result of variable economic interests, became effective for the Company for U.S. GAAP purposes in 2004. The adoption of FIN 46R had no impact on the Company’s financial results.

b)	In December 2004, the Financial Accounting Standards Board issued revised FAS No. 123, Share-Based Payments which replaces FAS No. 123, Accounting for Stock-Based Compensation and supersedes APB 25, Accounting for Stock Issued to Employees. This statement, which requires the cost of all share-based payment transactions to be recognized in the financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value measurement method in accounting for share-based payment transactions. The statement is effective for the Company for periods that begin after June 15, 2005 and applies to all awards granted, modified, repurchased or cancelled after July 1, 2005, and unvested portions of previously issued and outstanding awards as at July 1, 2005. The Company is currently evaluating the impact of adopting this standard.